Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor
		Two-	Ten-
	Three	Month	Month	Three
	Months	Period	Period	Months
	Ended	Ended	Ended	Ended	Years Ended
	March 31,	December 31,	October 25,	March 29,	December 31,
	2010	2009	2009	2009	2008	2007	2006	2005
	(in millions except ratios)
Fixed charges:
Interest expensed and capitalized, amortization of debt issuance costs and discount on all indebtedness	$2.1	$1.3	$31.2	$14.7	$76.5	$61.4	$60.0	$58.5
Rent expense	1.2	0.8	3.9	1.0	4.5	3.9	4.0	4.6
Preferred stock dividend requirements of consolidated subsidiaries	—	—	6.3	3.4	13.3	12.0	10.9	9.9

Total fixed charges	3.3	2.1	41.4	19.0	94.2	77.3	74.9	73.0
Earnings:
Income (loss) from continuing operations before income taxes	30.1	(0.5)	841.8	(66.3)	(314.3)	(120.0)	(67.9)	(109.1)
Add:
Fixed charges	3.3	2.1	41.4	19.0	94.2	77.3	74.9	73.0
Amortization of capitalized interest	—	—	0.0	0.0	0.1	0.1	0.0	0.0
Less:
Interest capitalized	—	—	—	—	—	—	(0.1)	(0.1)
Preferred unit dividend requirements of consolidated subsidiaries	—	—	(6.3)	(3.4)	(13.3)	(12.0)	(10.9)	(9.9)

Total earnings plus fixed charges	33.4	1.6	877.0	(50.6)	(233.2)	(54.6)	(3.9)	(46.1)

Ratio of earnings to fixed charges	10.2	—	21.2	—	—	—	—	—

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.
Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Successor	Predecessor
		Three
	Two- Month	Months
	Period Ended	Ended	Years Ended
	December 31,	March 29,	December 31,
	2009	2009	2008	2007	2006	2005
	(in millions)
Deficiencies	$0.5	$69.6	$327.5	$132.0	$78.8	$119.2